UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66987M1099
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON COBB H. SADLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON EDWARD T. SHADEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,773,164
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,773,164
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON ROBERT ELLSWORTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 818,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 818,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON ALEX MASHINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 68,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON RICHARD A. KARP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,023,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,023,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,023,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,023,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On April 29, 2014, the Reporting Persons entered into an Agreement (the “Agreement”) with Novatel Wireless, Inc. (the “Issuer”) pursuant to which the Issuer agreed, among other things, to appoint Richard A. Karp and Alex Mashinsky to the Issuer’s Board of Directors. In connection with the Agreement, which is further described in Item 4 below, the Reporting Persons are no longer members of a Section 13(d) group and will no longer be jointly filing statements on Schedule 13D.  Edward T. Shadek, as a beneficial owner of more than 5% of the Shares outstanding, intends to continue to file statements on this Schedule 13D with the Securities and Exchange Commission to disclose his individual ownership of Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Messrs. Sadler, Shadek, and Mashinsky were purchased with personal funds in the open market.  The aggregate purchase price of the 79,900 shares owned directly by Mr. Sadler is approximately $269,897, including brokerage commissions.  The aggregate purchase price of the 1,773,164 shares owned jointly by Mr. Shadek and his wife is approximately $6,373,719, including brokerage commissions.  The aggregate purchase price of the 68,200 shares owned directly by Mr. Mashinsky is approximately $147,396, excluding brokerage commissions.

The aggregate purchase price of the 818,388 Shares that are held in a living trust (the “Trust”), of which Mr. Ellsworth is the sole trustee, is approximately $1,714,617, including brokerage commissions.  Such Shares were acquired with the Trust’s working capital.

The Shares purchased by the Maguire Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 1,023,900 Shares owned directly by the Maguire Fund is approximately $2,013,894 including brokerage commissions.

Irem 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are pleased to have worked constructively with the board of directors of the Issuer (the “Board”) in reaching an Agreement (as described and defined below) in connection with, among certain other things, the appointment of two new independent directors recommended by the Reporting Persons to the Issuer’s Board.

On April 29, 2014, the Reporting Persons entered into a Letter Agreement with the Issuer (the “Agreement”). The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed: (i) to increase the number of directors constituting the Board to eight (8), (ii) to appoint Richard A. Karp as a director of the Issuer and a member of the class of directors of the Issuer whose terms expire at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”), and (iii) to appoint Alex Mashinsky as a director of the Issuer and a member of the class of directors of the Issuer whose terms expire at the 2015 annual meeting of stockholders.

CUSIP NO. 66987M1099

The Issuer further agreed that the Nominating and Corporate Governance Committee of the Board will recommend that the Board nominate Mr. Karp and not more than one (1) other director for election as a director of the Issuer at the 2014 Annual Meeting (the “Issuer Nominees”). The Issuer agreed that from and after the 2014 Annual Meeting, and during the term of the Agreement, the size of the Board shall not exceed seven (7) directors and that the Board shall decrease the number of directors constituting the Board to seven upon the conclusion of the 2014 Annual Meeting. The Issuer agreed to use its reasonable best efforts to hold the 2014 Annual Meeting no later than June 30, 2014.

Pursuant to the Agreement, each of Messrs. Mashinsky and Karp agreed to withdraw from the Reporting Persons’ group no later than prior to the execution of the Agreement.

Pursuant to the Agreement, the Issuer agreed that in connection with the 2014 Annual Meeting, the Issuer will recommend that stockholders vote in favor of the election of each of the Issuer Nominees, solicit proxies for each of the Issuer Nominees, and cause all voting securities represented by proxies granted to the Issuer to be voted in favor of each of the Issuer Nominees. The Reporting Persons agreed to vote all of their Shares (i) in favor of each of the Issuer Nominees and (ii) in accordance with the Board’s recommendation with respect to each other matter, unless Institutional Shareholder Services Inc. (“ISS”) recommends against such matter, in which case the Reporting Persons shall be permitted to vote in accordance with ISS’ recommendation.

The Issuer further agreed that upon execution of the Agreement: (i) the Issuer will separate the positions of Chairman of the Board and Chief Executive Officer of the Issuer, (ii) the Issuer will appoint  Sue Swenson as independent Chairman of the Board and (iii) the Chief Executive Officer of the Issuer has agreed irrevocably to waive all rights under Section 2.6 of the Employment Agreement, dated November 2, 2007, by and between the Chief Executive Officer and the Issuer  (the “Employment Agreement”) that would otherwise arise by reason of the Chief Executive Officer no longer serving as Chairman of the Board.

The Issuer further agreed that upon completion of the 2014 Annual Meeting, the Issuer will take all action necessary in furtherance of the appointment of each of Messrs. Karp and Mashinsky as a member of any of the Board’s following Committees: the Compensation Committee; the Nominating and Corporate Governance Committee; and the Audit Committee.

From the date of the Agreement until the earlier to occur of (a) the date that is 30 days prior to the last date pursuant to which stockholder nominations for director elections are permitted with respect to the  Issuer’s 2015 annual meeting of stockholders and (b) the date that is one hundred (100) days prior to the first anniversary of the 2014 Annual Meeting, the Reporting Persons have agreed to certain customary standstill provisions, which include, among other things, agreeing not to: (i) engage in any “solicitation” activities with respect to the election or removal of directors or any other matter or proposal or become a “participant” in any such solicitation; (ii) form or participant in any “group” (within the meaning of Section 13(d)(3) of Securities Exchange Act of 1934, as amended (the “Exchange Act”)) other than the group formed by the Reporting Persons prior to the date of the Agreement; (iii) acquire Shares or other securities, assets or rights if such acquisition would result in the Reporting Persons having beneficial ownership of more than 15% of the voting power of the Issuer’s voting securities or exposure to more than 15% of the Issuer’s voting securities; (iv) make or in any way participate directly or indirectly as an offeror in any tender offer, exchange offer, merger, business combination, recapitalization restructuring, liquidation, dissolution or extraordinary transaction involving the Issuer or its securities or assets; (v) enter into a voting trust, arrangement or agreement with respect to Shares or other voting securities of the Issuer other than with another Reporting Person or an affiliate of another Reporting Person; (vi) seek election or appointment to or representation on the Board or nominate or propose the nomination of any candidate to the Board or seek the removal of any member of the Board; (vii) make any proposal for consideration by the Issuer’s stockholders at any annual or special meeting of stockholders of the Issuer; or (viii) make any request or submit any proposal to amend the terms of the Agreement.

CUSIP NO. 66987M1099

The Issuer agreed to reimburse the Reporting Persons for their reasonable legal and other advisory fees and expenses incurred in connection with the negotiation and execution of the Agreement, provided that such reimbursement will not exceed $75,000 in the aggregate.

On April 29, 2014, the Issuer issued a mutually agreeable press release to announce that the Reporting Persons and the Issuer have entered into the Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 29, 2014, the Reporting Persons and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Letter Agreement between Novatel Wireless, Inc. and each of Cobb H. Sadler, Edward T. Shadek, Robert Ellsworth, Alex Mashinsky, Richard A. Karp, Maguire Financial, LP, Maguire Asset Management, LLC, and Timothy Maguire, dated April 29, 2014.

CUSIP NO. 66987M1099

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2014

/s/ Cobb H. Sadler
COBB H. SADLER

/s/ Edward T. Shadek
EDWARD T. SHADEK

/s/ Robert Ellsworth
ROBERT ELLSWORTH

/s/ Alex Mashinsky
ALEX MASHINSKY

/s/ Richard A. Karp
RICHARD A. KARP

MAGUIRE FINANCIAL, LP

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE ASSET MANAGEMENT, LLC

By:	Maguire Asset Management, LLC, its general partner

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

/s/ Timothy Maguire
TIMOTHY MAGUIRE